082-03172







5 February 2010

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

FINANCIAL RESULTS FOR THE FOURTH QUARTER ENDED 31 DECEMBER 2009 (UNAUDITED) AND FOR THE YEAR 2009 (AUDITED)

Enclosed for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for the fourth quarter/full year of 2009.

Yours sincerely

Linda Hoon
Group Secretary
6878 5311

enc.

LH/et

F:\SECTCORR\DIRSHIPS\DBSH\BDMTG\2010\3 Feb 2010\finance result-ltr.doc

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
Telex: RS 24455
SWIFT Dest: DBSSSGSG
www.dbs.com

06-18-003 (10/2007)
Co. Reg. No: 199901152M

DBS
DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report audited financial results for the year ended 31 December 2009.

For the fourth quarter of 2009, the Directors have recommended a final one-tier tax exempt dividend of 14 cents for each DBSH ordinary share. Details of the proposed dividends in respect of the financial year ended 31 December are as follows (historical comparisons have been adjusted for the one-for-two rights issue):

In $ millions	2009	2008
DBSH Non-voting Convertible Preference Share ("CPS")		
Interim one-tier tax exempt dividend* of 30.0 cents (2008 : 25.5 cents)	(a)	(a)
DBSH Non-voting redeemable CPS		
Interim one-tier tax exempt dividend* of 30.0 cents (2008 : 25.5 cents)	30	20
DBSH Ordinary share		
Interim one-tier tax exempt dividend* of 42.0 cents (2008 : 51.0 cents)	959	911
Final one-tier tax exempt dividend of 14.0 cents (2008 : 14.0 cents)	320	319
	1,279	1,230

* Interim dividends were paid to entitled shareholders during the year

(a) Amounts under $500,000

The 2009 final one-tier tax exempt dividend, to which the DBSH Scrip Dividend Scheme will be applicable, will be subject to shareholders' approval at the Annual General Meeting to be held on 30 April 2010. The DBSH shares will be quoted ex-dividend on May 20, 2010. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on May 25, 2010. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on May 24, 2010 will be registered to determine shareholders' entitlement to the 2009 final one-tier tax exempt dividend. The issue price for new shares to be allotted to shareholders who have elected to receive the final dividend in scrip shall be the average of the last dealt prices of each DBSH ordinary share on the SGX-ST for each of May 20, 21 and 24, 2010, to which a discount of 5% shall be applied.

The payment date for cash dividends / crediting of shares is expected to be in mid July 2010. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the 2009 final one-tier tax exempt dividend will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders, either in cash or by crediting the securities accounts of shareholders with the relevant shares.

By order of the Board

Linda Hoon
Group Secretary

3 February 2010
Singapore

More information on the above announcement is available at www.dbs.com/investor



Performance Summary

Financial Results for the Fourth Quarter ended 31 December 2009 (Unaudited) and For the Year 2009 (Audited)

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standard ("FRS"), as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore. The accounting policies and methods of computation applied for the current financial periods are consistent with those applied for the financial year ended 31 December 2008, with the exception of the adoption of new or revised FRS and Interpretations to FRS ("INT FRS").

On 1 January and 1 July 2009[1/], the Group adopted the following new or revised FRS and INT FRS, that are issued by the Accounting Standard Council (ASC), and are relevant for the Group.

- FRS 1: Presentation of Financial Statements
- FRS 27: Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
- FRS 32 : Financial Instruments: Presentation – Puttable Financial Instruments and Obligations Arising on Liquidation
- FRS 102 Share-based Payments – Vesting Conditions and Cancellations
- FRS 107 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
- FRS 108: Operating Segments
- Improvements to FRSs (where applicable)
- INT FRS 113: Customer Loyalty Programmes
- INT FRS 116: Hedges of a Net Investment in a Foreign Operation
- INT FRS 118: Transfer of Assets from Customers

Refer to page 29 for more information.

	4th Qtr 2009	4th Qtr 2008	% chg	3rd Qtr 2009	% chg	Year 2009	Year 2008	% chg
Selected income statement items ($m)								
Net interest income	1,127	1,115	1	1,140	(1)	4,455	4,301	4
Net fee and commission income	358	263	36	361	(1)	1,394	1,274	9
Other non-interest income	87	93	(6)	76	14	754	456	65
Total income	1,572	1,471	7	1,577	-	6,603	6,031	9
Expenses	700	689	2	635	10	2,604	2,610	-
Profit before allowances	872	782	12	942	(7)	3,999	3,421	17
Allowances for credit and other losses	384	269	43	265	45	1,529	784	95
Profit before tax	494	523	(6)	704	(30)	2,536	2,712	(6)
Net profit	493	383	29	563	(12)	2,064	2,056	-
One-time items [2/]	-	(88)	NM	-	-	(23)	(127)	82
Net profit including one-time items	493	295	67	563	(12)	2,041	1,929	6
Selected balance sheet items ($m)								
Customer loans [3/]	130,583	126,481	3	128,308	2	130,583	126,481	3
Interbank assets [4/]	24,189	22,159	9	33,365	(28)	24,189	22,159	9
Total assets	258,644	256,718	1	259,470	-	258,644	256,718	1
Customer deposits [5/]	183,432	169,858	8	180,185	2	183,432	169,858	8
Total liabilities	229,145	232,715	(2)	230,128	-	229,145	232,715	(2)
Shareholders' funds	25,373	19,819	28	25,174	1	25,373	19,819	28
Key financial ratios (%) (excluding one-time items) [6/]								
Net interest margin	2.02	2.04		2.03		2.02	2.04	
Non-interest/total income	28.3	24.2		27.7		32.5	28.7	
Cost/income ratio	44.5	46.8		40.3		39.4	43.3	
Return on assets	0.76	0.59		0.86		0.80	0.84	
Return on equity [7/]	7.76	7.64		9.08		8.44	10.12	
Loan/deposit ratio	71.2	74.5		71.2		71.2	74.5	
NPL ratio	2.9	1.5		2.6		2.9	1.5	
Specific allowances (loans)/average loans (bp)	116	69		70		85	35	
Tier 1 capital adequacy ratio	13.1	10.1		12.5		13.1	10.1	
Total capital adequacy ratio	16.7	14.0		16.1		16.7	14.0	

	4th Qtr 2009	4th Qtr 2008	3rd Qtr 2009	Year 2009	Year 2008
Per share data ($) 8/					
Per basic share					
– earnings excluding one-time items and goodwill charges	0.85	0.85	0.98	0.91	1.14
– earnings	0.85	0.80	0.98	0.90	1.07
– net book value 7/	10.85	10.25	10.76	10.85	10.25
Per diluted share					
– earnings excluding one-time items and goodwill charges	0.83	0.82	0.95	0.88	1.10
– earnings	0.83	0.78	0.95	0.87	1.04
– net book value 7/	10.65	10.14	10.57	10.65	10.14

Notes:
1/ All the FRS and INT FRS were adopted on 1 January 2009, except INT FRS 118: Transfer of Assets from Customers, which was adopted on 1 July 2009
2/ One-time items include restructuring costs, impairment charges for Thai investment and gains on sale of office buildings in Hong Kong
3/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet
4/ Includes interbank assets classified as financial assets at fair value through profit or loss on the balance sheet
5/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
6/ Return on assets, return on equity, specific allowances (loan)/average loan and per share data for the quarters are computed on an annualised basis
7/ Minority interests are not included as equity in the computation of net book value and return on equity
8/ Adjusted for shares arising from the rights issue in January 2009
NM Not Meaningful

Fourth-quarter net profit of $493 million was 29% above a year ago. Revenues rose 7% on better net interest and fee incomes while expenses were little changed. Higher allowances were set aside for NPLs. There was also a net tax write-back of $47 million.

Compared to the previous quarter, net earnings fell 12%. Revenues were stable while expenses and allowances both rose.

Net interest income was little changed from both comparative periods at $1.13 billion. Loan growth was led by housing loans in Singapore and Hong Kong. Net fee income of $358 million was similar to the previous quarter and 36% above a year ago in line with better market and economic conditions. Net trading income was similar to the previous quarter and better than a year ago.

Expenses of $700 million were 10% higher than the previous quarter due to higher technology costs and higher seasonal advertising and promotional activities.

The non-performing loan rate rose to 2.9% from 2.6% in the previous quarter due mainly to higher NPLs in Rest of the World. NPLs continued to decline in most other markets.

Allowances amounting to $384 million were largely for new and existing NPLs. Specific allowances for loans rose to 116 basis points from 70 basis points in the previous quarter. Allowance coverage was at 83% and at 108% if collateral was considered.

Most non-ABS CDO investments were divested during the quarter at prices that were higher than their carrying value. This reduced the amount of total CDO investments to $195 million from $859 million in the previous quarter.

The total capital adequacy ratio stood at 16.7% with tier-1 at 13.1%.

Return on assets was 0.76% while return on equity was 7.8%. Both ratios were better than a year ago but below the previous quarter.

For the full year, net earnings were maintained at $2.06 billion, with a 17% improvement in profit before allowances offset by higher allowances.

QUARTERLY BREAKDOWN

($m)	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Full Year
Net interest income					
2008	1,057	1,058	1,071	1,115	4,301
2009	1,076	1,112	1,140	1,127	4,455
% chg	2	5	6	1	4
Non interest income					
2008	506	541	327	356	1,730
2009	586	680	437	445	2,148
% chg	16	26	34	25	24
Total income					
2008	1,563	1,599	1,398	1,471	6,031
2009	1,662	1,792	1,577	1,572	6,603
% chg	6	12	13	7	9
Expenses					
2008	656	687	578	689	2,610
2009	638	631	635	700	2,604
% chg	(3)	(8)	10	2	-
Allowances for credit and other losses					
2008	140	56	319	269	784
2009	414	466	265	384	1,529
% chg	>100	>100	(17)	43	95
Profit before tax					
2008	790	877	522	523	2,712
2009	630	708	704	494	2,536
% chg	(20)	(19)	35	(6)	(6)
Net profit					
2008	603	668	402	383	2,056
2009	456	552	563	493	2,064
% chg	(24)	(17)	40	29	-
Add: One-time items [1/]					
2008	-	(16)	(23)	(88)	(127)
2009	(23)	-	-	-	(23)
% chg	NM	NM	NM	NM	82
Net profit including one-time items and goodwill charges					
2008	603	652	379	295	1,929
2009	433	552	563	493	2,041
% chg	(28)	(15)	49	67	6

Note:
1/ One-time items include restructuring costs, impairment charges for Thai investment and gains on sale of office buildings in Hong Kong

Revenues for all quarters were higher than the year-ago period, led by stronger non-interest income as net fee and trading incomes rose in line with better capital markets.

Expenses were below the year-ago period in the first half but higher in the second half. A positive jaw was maintained throughout the year as expense growth was consistently below revenue growth. Full-year expenses were little changed from the previous year.

Quarterly specific allowances were higher than the year-ago period in line with rising NPLs. The exception was the third quarter, when NPLs declined from the previous quarter.

NET INTEREST INCOME

Average balance sheet	4th Qtr 2009 Average balance ($m)	4th Qtr 2009 Interest ($m)	4th Qtr 2009 Average rate (%)	4th Qtr 2008 Average balance ($m)	4th Qtr 2008 Interest ($m)	4th Qtr 2008 Average rate (%)	3rd Qtr 2009 Average balance ($m)	3rd Qtr 2009 Interest ($m)	3rd Qtr 2009 Average rate (%)
Interest-bearing assets									
Customer loans	128,152	968	3.00	128,582	1,335	4.13	127,454	983	3.06
Interbank assets	41,697	82	0.78	38,675	164	1.69	42,410	94	0.88
Securities	51,613	387	2.97	49,801	517	4.13	52,461	402	3.05
Total	221,462	1,437	2.57	217,058	2,016	3.69	222,325	1,479	2.64
Interest-bearing liabilities									
Customer deposits	180,701	219	0.48	170,719	654	1.52	179,319	227	0.50
Other borrowings	22,859	91	1.58	34,228	247	2.87	26,585	112	1.68
Total	203,560	310	0.60	204,947	901	1.75	205,904	339	0.65
Net interest income/margin [1/]		1,127	2.02		1,115	2.04		1,140	2.03

Average balance sheet	Year 2009 Average balance ($m)	Year 2009 Interest ($m)	Year 2009 Average rate (%)	Year 2008 Average balance ($m)	Year 2008 Interest ($m)	Year 2008 Average rate (%)
Interest-bearing assets						
Customer loans	127,832	4,075	3.20	118,614	5,051	4.25
Interbank assets	41,782	378	0.91	39,818	926	2.32
Securities	51,031	1,661	3.26	52,028	2,145	4.11
Total	220,645	6,114	2.78	210,460	8,122	3.86
Interest-bearing liabilities						
Customer deposits	178,064	1,131	0.64	161,379	2,395	1.48
Other borrowings	26,272	528	2.02	38,486	1,426	3.70
Total	204,336	1,659	0.81	199,865	3,821	1.91
Net interest income/margin [1/]		4,455	2.02		4,301	2.04

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets

Net interest income was stable from a year ago and the previous quarter at $1.13 billion with both interest margins and average interest assets little changed.

Interest margins were maintained at 2.02% as asset yields and liability costs were generally stable from the previous quarter.

For the full year, net interest income rose 4% to $4.46 billion due to higher loan and deposit volumes. Interest margins were little changed as both asset yields and liability costs fell in a soft interest rate environment.

Volume and rate analysis ($m) Increase/(decrease) due to change in	4th Qtr 2009 versus 4th Qtr 2008			4th Qtr 2009 versus 3rd Qtr 2009		
	Volume	Rate	Net change	Volume	Rate	Net change
Interest income						
Customer loans	(4)	(363)	(367)	5	(20)	(15)
Interbank assets	13	(95)	(82)	(1)	(11)	(12)
Securities	19	(149)	(130)	(6)	(9)	(15)
Total	28	(607)	(579)	(2)	(40)	(42)
Interest expense						
Customer deposits	38	(473)	(435)	2	(10)	(8)
Other borrowings	(76)	(80)	(156)	(10)	(11)	(21)
Total	(38)	(553)	(591)	(8)	(21)	(29)
Net impact on interest income	66	(54)	12	6	(19)	(13)
Due to change in number of days			-			-
Net Interest Income			12			(13)

Volume and rate analysis ($m) Increase/(decrease) due to change in	Year 2009 versus Year 2008		
	Volume	Rate	Net change
Interest income			
Customer loans	392	(1,357)	(965)
Interbank assets	46	(593)	(547)
Securities	(41)	(438)	(479)
Total	397	(2,388)	(1,991)
Interest expense			
Customer deposits	248	(1,510)	(1,262)
Other borrowings	(462)	(434)	(896)
Total	(214)	(1,944)	(2,158)
Net impact on interest income	611	(444)	167
Due to change in number of days			(13)
Net Interest Income			154

NET FEE AND COMMISSION INCOME

($m)	4th Qtr 2009	4th Qtr 2008	% chg	3rd Qtr 2009	% chg	Year 2009	Year 2008	% chg
Stockbroking	41	32	28	51	(20)	170	152	12
Investment banking	59	16	>100	43	37	146	90	62
Trade and remittances	55	56	(2)	56	(2)	244	225	8
Loan related	85	50	70	86	(1)	375	299	25
Guarantees	14	11	27	14	-	57	49	16
Deposit related	21	21	-	21	-	84	81	4
Credit card	36	36	-	37	(3)	143	143	-
Fund management	4	5	(20)	5	(20)	20	32	(38)
Wealth management	30	17	76	34	(12)	101	137	(26)
Others	13	19	(32)	14	(7)	54	66	(18)
Total	358	263	36	361	(1)	1,394	1,274	9

Net fee and commission income of $358 million was similar to the previous quarter as stronger investment banking revenues from IPO underwriting offset declines in other fee activities. The performance was better than a year ago from improvements in a wide range of activities.

For the full year, net fee and commission income rose 9% with investment banking and loan syndication registering the strongest improvements.

OTHER NON-INTEREST INCOME

($m)	4th Qtr 2009	4th Qtr 2008	% chg	3rd Qtr 2009	% chg	Year 2009	Year 2008	% chg
Net trading income/(loss)	179	144	24	83	>100	700	(187)	NM
Net (loss)/income from financial instruments designated at fair value	(124)	(169)	27	(27)	(>100)	(267)	210	NM
Net income on financial investments	3	104	(97)	7	(57)	254	367	(31)
Net gain on fixed assets [1/]	13	-	NM	-	NM	13	5	>100
Others (include rental income)	16	14	14	13	23	54	61	(11)
Total	87	93	(6)	76	14	754	456	65

Notes:
1/ Exclude one-time items
NM Not Meaningful

Net trading income of $55 million was maintained at the previous quarter's level. The contributions were led by interest rate and foreign exchange activities and were supported by customer flows. The performance was an improvement from a year ago, which had been affected by losses in credit activities.

For the full year, net trading income improved to $433 million from $23 million as trading conditions improved. The better trading performance contributed to a 65% rise in total other non-interest income to $754 million despite lower gains from the sale of financial investments.

EXPENSES

($m)	4th Qtr 2009	4th Qtr 2008	% chg	3rd Qtr 2009	% chg	Year 2009	Year 2008	% chg
Staff [1/]	313	346	(10)	322	(3)	1,292	1,256	3
Occupancy	56	68	(18)	71	(21)	265	253	5
Computerisation	143	126	13	114	25	473	452	5
Revenue-related	39	35	11	27	44	132	147	(10)
Others	149	114	31	101	48	442	502	(12)
Total	700	689	2	635	10	2,604	2,610	-
Staff headcount at period-end	14,033	14,312	(2)	13,868	1	14,033	14,312	(2)
Included in the above table were:								
Depreciation of properties and other fixed assets	48	36	33	64	(25)	195	149	31
Director's fees	1	1	-	1	-	3	3	-
Audit fees payable	1	2	(50)	1	-	5	5	-

Note:
1/ Exclude one-time items

Expenses of $700 million were higher than the previous quarter and a year ago. This was due to increased accruals for technology projects and higher seasonal advertising and promotional activities. Staff and occupancy costs were below both comparative periods.

For the full year, expenses were stable as DBS held a tight rein on expenses in the face of a challenging environment. Headcount was reduced by 2% while non-staff expenses fell by 3%.

ALLOWANCES FOR CREDIT AND OTHER LOSSES

($m)	4th Qtr 2009	4th Qtr 2008	% chg	3rd Qtr 2009	% chg	Year 2009	Year 2008	% chg
General allowances (GP)	(225)	46	NM	14	NM	154	234	(34)
Specific allowances (SP) for loans	387	224	73	229	69	1,113	419	>100
Singapore	261	67	>100	201	30	703	130	>100
Hong Kong	12	111	(89)	14	(14)	185	221	(16)
Other countries	114	46	>100	14	>100	225	68	>100
Specific allowances (SP) for securities, properties and other assets [1/]	222	(1)	NM	22	>100	262	131	100
Total	384	269	43	265	45	1,529	784	95

Notes:
1/ Exclude one-time items

Specific allowances for loans of $387 million were made for new and existing NPLs mainly for use in Rest of the World. The amounts shown in the table above are by booking centre.

Most non-ABS CDO investments were disposed of during the quarter and the allowances that had been set aside for the portfolio were more than sufficient to offset the loss on sale of the portfolio.

General allowances of $23 million were taken for loan growth during the quarter.

For the full year, total allowances doubled to $1.53 billion due largely to higher specific allowances for several corporate NPLs in Rest of the World.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

PERFORMANCE BY BUSINESS SEGMENTS

($m)	CBG	IBG	GFM	CTU	Central Ops	Total
Selected income items						
4th Qtr 2009						
Net interest income	236	498	249	173	(29)	1,127
Non-interest income	136	250	33	(45)	71	445
Total income	372	748	282	128	42	1,572
Expenses	349	224	100	-	27	700
Allowances for credit and other losses	9	390	(3)	(41)	29	384
Share of profits of associates	-	-	2	-	4	6
Profit before tax	14	134	187	169	(10)	494
Income tax expense	-	(7)	37	27	(104)	(47)
Net profit	14	141	150	142	46	493
3rd Qtr 2009						
Net interest income	226	507	278	172	(43)	1,140
Non-interest income	142	245	94	(81)	37	437
Total income	368	752	372	91	(6)	1,577
Expenses	260	188	106	8	73	635
Allowances for credit and other losses	24	176	5	-	60	265
Share of profits of associates	-	-	1	-	26	27
Profit before tax	84	388	262	83	(113)	704
Income tax expense	12	66	56	16	(37)	113
Net profit	72	322	206	67	(104)	563
4th Qtr 2008 [1/]						
Net interest income	243	482	309	177	(96)	1,115
Non-interest income	125	200	(159)	98	92	356
Total income	368	682	150	275	(4)	1,471
Expenses	258	164	65	(3)	205	689
Allowances for credit and other losses	12	145	14	4	94	269
Share of profits of associates	-	-	-	-	10	10
Profit before tax	98	373	71	274	(293)	523
Income tax expense	17	76	43	38	(97)	77
Net profit	81	297	28	236	(259)	383
Year 2009 [1/]						
Net interest income	855	1,950	1,127	691	(168)	4,455
Non-interest income	515	1,069	355	(117)	326	2,148
Total income	1,370	3,019	1,482	574	158	6,603
Expenses	1,100	791	441	33	239	2,604
Allowances for credit and other losses	74	986	15	8	446	1,529
Share of profits of associates	-	-	7	-	59	66
Profit before tax	196	1,242	1,033	533	(468)	2,536
Income tax expense	27	210	217	89	(258)	285
Net profit	169	1,032	816	444	(397)	2,064

($m)	CBG	IBG	GFM	CTU	Central Ops	Total
Year 2008 [1/]						
Net interest income	1,130	1,707	1,190	648	(374)	4,301
Non-interest income	611	974	(159)	44	260	1,730
Total income	1,741	2,681	1,031	692	(114)	6,031
Expenses	1,142	758	483	30	197	2,610
Allowances for credit and other losses	42	427	64	223	28	784
Share of profits of associates	-	-	3	-	72	75
Profit before tax	557	1,496	487	439	(267)	2,712
Income tax expense	93	289	140	76	(152)	446
Net profit	464	1,207	347	363	(325)	2,056
Selected balance sheet and other items [2/]						
31 Dec 2009						
Total assets before goodwill	40,005	101,665	83,587	27,142	398	252,797
Goodwill on consolidation						5,847
Total assets						258,644
Total liabilities	102,562	68,232	36,717	1,065	20,569	229,145
Capital expenditure for 4th Qtr 2009	14	4	4	-	37	59
Depreciation for 4th Qtr 2009	13	4	3	-	28	48
Goodwill charge for 4th Qtr 2009						-
30 Sept 2009						
Total assets before goodwill	38,985	99,242	86,354	27,222	1,820	253,623
Goodwill on consolidation						5,847
Total assets						259,470
Total liabilities	101,717	66,660	41,386	751	19,614	230,128
Capital expenditure for 3rd Qtr 2009	6	6	2	-	36	50
Depreciation for 3rd Qtr 2009	11	5	3	-	45	64
Goodwill charge for 3rd Qtr 2009						-
31 Dec 2008						
Total assets before goodwill	36,004	96,586	86,760	26,344	5,177	250,871
Goodwill on consolidation						5,847
Total assets						256,718
Total liabilities	95,537	60,390	48,930	1,496	26,362	232,715
Capital expenditure for 4th Qtr 2008	32	7	3	-	12	54
Depreciation for 4th Qtr 2008	6	3	2	-	25	36
Goodwill charge for 4th Qtr 2008						-

Notes:
1/ Expenses, allowances for credit and other losses and profits exclude one-time items
2/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments

The business segment results are prepared based on the Group's internal management reporting which reflects the organisation management reporting structure. As the activities of the Group are highly integrated, internal allocation has been made in preparing the segment information. Amounts for each business segment are shown after the allocation of certain centralised costs, funding income and the application of transfer pricing, where appropriate. Transactions between segments are recorded within the segment as if they are third party transactions and are eliminated on consolidation. During the quarter, no one group of related customers generated more than 10% of the Group's revenues.

The various business segments are described below:

Consumer Banking (CBG)
CBG provides individual customers with a diverse range of banking and related financial services. The products and services available to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments, investment and insurance products.

Compared to the previous quarter, net interest income rose due to housing loan growth. Non-interest income declined as there had been performance-related fees in the previous quarter. Expenses were higher due to technology cost accruals and year-end expenses.

Institutional Banking (IBG)
IBG provides financial services and products to large corporate, institutional clients and small and medium-sized businesses. The products and services available to customers include corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, private equity and credit facilities, deposit and treasury products.

Compared to the previous quarter, revenues were little changed as lower net interest income was offset by higher non-interest income. Expenses were higher due to technology accruals while allowances rose as charges were taken for new and existing NPLs in Rest of the World.

Global Financial Markets (GFM)
GFM provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from these financial products and services offered to the customer of other business segments, such as Consumer Banking and Institutional Banking, is reflected in the respective segments. GFM also provides equity services through DBS Vickers Securities (DBSV). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and securities custodian services and distribution of primary and secondary issues.

GFM's revenues were lower than the previous quarter due to typically thin year-end market trading activities. Expenses were stable.

Central Treasury Unit (CTU)
CTU is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Central Operations
Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected income items						
4th Qtr 2009						
Net interest income	704	216	75	79	53	1,127
Non-interest income	250	126	13	26	30	445
Total income	954	342	88	105	83	1,572
Expenses	410	154	81	46	9	700
Allowances for credit and other losses	209	37	35	15	88	384
Share of profits of associates	3	-	6	(3)	-	6
Profit before tax	338	151	(22)	41	(14)	494
Income tax expense	(45)	23	(9)	6	(22)	(47)
Net profit	335	128	(13)	35	8	493
3rd Qtr 2009						
Net interest income	706	226	73	84	51	1,140
Non-interest income	228	105	28	36	40	437
Total income	934	331	101	120	91	1,577
Expenses	367	145	66	44	13	635
Allowances for credit and other losses	227	14	14	10	-	265
Share of profits of associates	6	-	5	16	-	27
Profit before tax	346	172	26	82	78	704
Income tax expense	50	29	5	12	17	113
Net profit	268	143	21	70	61	563
4th Qtr 2008 [1/]						
Net interest income	743	221	71	44	36	1,115
Non-interest income	93	114	55	59	35	356
Total income	836	335	126	103	71	1,471
Expenses	368	205	65	34	17	689
Allowances for credit and other losses	101	112	40	13	3	269
Share of profits of associates	6	-	-	4	-	10
Profit before tax	373	18	21	60	51	523
Income tax expense	28	2	(2)	24	25	77
Net profit	282	16	23	36	26	383
Year 2009 [1/]						
Net interest income	2,738	888	302	326	201	4,455
Non-interest income	1,253	478	107	175	135	2,148
Total income	3,991	1,366	409	501	336	6,603
Expenses	1,512	600	270	172	50	2,604
Allowances for credit and other losses	1,034	210	74	69	142	1,529
Share of profits of associates	16	-	17	33	-	66
Profit before tax	1,461	556	82	293	144	2,536
Income tax expense	88	92	14	67	24	285
Net profit	1,186	464	68	226	120	2,064

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Year 2008 [1/]						
Net interest income	2,869	873	264	164	131	4,301
Non-interest income	803	538	115	195	79	1,730
Total income	3,672	1,411	379	359	210	6,031
Expenses	1,467	723	203	154	63	2,610
Allowances for credit and other losses	423	233	72	35	21	784
Share of profits of associates	21	-	14	40	-	75
Profit before tax	1,803	455	118	210	126	2,712
Income tax expense	249	65	14	58	60	446
Net profit	1,344	390	104	152	66	2,056
Selected balance sheet items [2/]						
31 Dec 2009						
Total assets before goodwill	165,652	47,653	14,362	12,743	12,387	252,797
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	165,850	53,302	14,362	12,743	12,387	258,644
Non-current assets [3/]	1,485	530	142	46	1	2,204
30 Sept 2009						
Total assets before goodwill	165,741	47,342	15,023	12,676	12,841	253,623
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	165,939	52,991	15,023	12,676	12,841	259,470
Non-current assets [3/]	1,457	555	147	49	1	2,209
31 Dec 2008						
Total assets before goodwill	170,132	44,119	16,563	9,889	10,168	250,871
Goodwill on consolidation	198	5,649	-	-	-	5,847
Total assets	170,330	49,768	16,563	9,889	10,168	256,718
Non-current assets [3/]	1,457	570	141	38	2	2,208

Notes:
1/ Expenses, allowances for credit and other losses and profits exclude one-time items
2/ Refer to sections on Customer Loans and Non-Performing Assets and Loss Allowance Coverage for more information on business segments
3/ Includes investment in associates, properties and other fixed assets, and investment properties

The performance by geography is classified based on the location in which income and assets are recorded.

Singapore

Net profit rose to $335 million from $268 million in the previous quarter as higher expenses were more than offset by a tax write-back.

Net interest income was stable from the previous quarter. Loans were little changed as an increase in housing loans was offset by a decline in corporate loans. Non-interest income rose 10%, helped by better trading income.

Expenses were 12% higher from the previous quarter due to technology and seasonal expenses. Allowances fell 8% as an increase in specific loan allowances was more than offset by a net write-back in general allowances arising from the disposal of CDO investments. There was a net tax write-back of $45 million.

Hong Kong

The fourth quarter's results incorporate an appreciation of the Singapore dollar against the Hong Kong dollar of 3% from the previous quarter and 6% from a year ago.

Net profit declined to $128 million from $143 million in the previous quarter, largely due to higher general allowances. Earnings before allowances were stable as an increase in non-interest income was offset by higher expenses.

Net interest income declined 4% from the previous quarter due to lower credit spreads. Loans rose 6% in local currency terms during the quarter as housing loans and corporate loans grew.

Non-interest income rose 20% from the previous quarter, boosted by a range of fee activities, including unit trust sales which rose 33%. Sales for forex and interest rate treasury products also increased from higher corporate demand.

Expenses were 6% higher due to seasonal factors. The increase in allowances to $37 million was due to general allowances in line with the strong loan growth. Specific allowances were little changed from the previous quarter.

CUSTOMER LOANS [1/]

($m)	31 Dec 2009	30 Sept 2009	31 Dec 2008
Gross	133,420	130,863	128,365
Less:			
Specific allowances	1,512	1,214	868
General allowances	1,325	1,341	1,016
Net total	130,583	128,308	126,481
By business unit			
Consumer Banking	39,365	36,795	34,758
Institutional Banking	87,530	87,532	87,415
Others	6,525	6,536	6,192
Total (Gross)	133,420	130,863	128,365
By geography			
Singapore	75,117	74,807	74,377
Hong Kong	33,431	31,828	32,085
Rest of Greater China	10,252	9,510	9,683
South and South-east Asia	8,058	8,399	5,557
Rest of the world	6,562	6,319	6,663
Total (Gross)	133,420	130,863	128,365
By industry			
Manufacturing	16,239	16,242	15,958
Building and construction	18,433	17,722	17,931
Housing loans	33,120	30,956	29,375
General commerce	13,335	12,245	13,075
Transportation, storage & communications	12,277	13,026	12,457
Financial institutions, investment & holding companies	16,710	16,939	14,490
Professionals & private individuals (except housing loans)	10,873	10,559	10,478
Others	12,433	13,174	14,601
Total (Gross)	133,420	130,863	128,365
By currency and fixed/variable pricing			
Singapore dollar	56,712	56,556	53,527
Fixed rates	22,489	20,182	15,795
Floating or adjustable rates	34,223	36,374	37,732
Hong Kong dollar	30,274	29,042	29,347
Fixed rates	621	602	664
Floating or adjustable rates	29,653	28,440	28,683
US dollar	29,449	27,773	28,123
Fixed rates	2,500	2,078	1,736
Floating or adjustable rates	26,949	25,695	26,387
Others	16,985	17,492	17,368
Fixed rates	2,940	3,032	2,695
Floating or adjustable rates	14,045	14,460	14,673
Total (Gross)	133,420	130,863	128,365

Note:
1/ Includes customer loans classified as financial assets at fair value through profit or loss on the balance sheet

Customer loans rose 2% from the previous quarter to $133.4 billion, led by housing loans in Singapore and Hong Kong. Corporate loans were little changed during the quarter.

Loans in Hong Kong rose 6% in local currency terms from the previous quarter as housing and corporate loans were higher.

NON-PERFORMING ASSETS AND LOSS ALLOWANCE COVERAGE [1/]

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Dec 2009						
Consumer Banking	294	67	393	0.7	157	328
Institutional Banking	3,114	1,271	863	3.6	69	88
Others	468	267	69	7.2	72	89
Total non-performing loans (NPL)	3,876	1,605	1,325	2.9	76	100
Debt securities	160	106	92	-	124	164
Contingent liabilities & others	183	97	255	-	192	209
Total non-performing assets (NPA)	4,219	1,808	1,672	-	83	108
30 Sept 2009						
Consumer Banking	335	78	359	0.9	131	287
Institutional Banking	2,532	928	867	2.9	71	102
Others	552	282	115	8.5	72	95
Total non-performing loans (NPL)	3,419	1,288	1,341	2.6	77	113
Debt securities	208	131	342	-	227	282
Contingent liabilities & others	196	102	218	-	163	177
Total non-performing assets (NPA)	3,823	1,521	1,901	-	90	128
31 Dec 2008						
Consumer Banking	290	76	347	0.8	146	311
Institutional Banking	1,467	684	867	1.7	106	169
Others	201	160	(198)	3.3	(19)	(23)
Total non-performing loans (NPL)	1,958	920	1,016	1.5	99	159
Debt securities	277	236	288	-	189	193
Contingent liabilities & others	157	52	220	-	173	421
Total non-performing assets (NPA)	2,392	1,208	1,524	-	114	176

Note:
1/ Allowances for credit and other losses exclude one-time items

By geography

	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
31 Dec 2009						
Singapore	731	213	546	1.2	104	244
Hong Kong	567	327	330	1.7	116	173
Rest of Greater China	352	213	121	3.1	95	143
South and South-east Asia	157	82	174	1.3	163	186
Rest of the World	2,069	770	154	13.1	45	49
Total non-performing loans	3,876	1,605	1,325	2.9	76	100
Debt securities	160	106	92	-	124	164
Contingent liabilities & others	183	97	255	-	192	209
Total non-performing assets	4,219	1,808	1,672	-	83	108
30 Sept 2009						
Singapore	773	208	564	1.3	100	249
Hong Kong	650	375	318	2.0	107	157
Rest of Greater China	376	198	113	3.6	83	129
South and South-east Asia	174	72	195	1.5	153	181
Rest of the World	1,446	435	151	9.4	41	49
Total non-performing loans	3,419	1,288	1,341	2.6	77	113
Debt securities	208	131	342	-	227	282
Contingent liabilities & others	196	102	218	-	163	177
Total non-performing assets	3,823	1,521	1,901	-	90	128
31 Dec 2008						
Singapore	678	271	316	1.1	87	151
Hong Kong	587	313	343	1.7	112	176
Rest of Greater China	457	241	117	4.3	78	128
South and South-east Asia	133	59	159	1.2	164	171
Rest of the World	103	36	81	0.7	114	252
Total non-performing loans	1,958	920	1,016	1.5	99	159
Debt securities	277	236	288	-	189	193
Contingent liabilities & others	157	52	220	-	173	421
Total non-performing assets	2,392	1,208	1,524	-	114	176

By industry ($m)	31 Dec 2009		30 Sept 2009		31 Dec 2008	
	NPA	SP	NPA	SP	NPA	SP
Manufacturing	735	386	694	349	720	351
Building and construction	89	22	93	24	96	30
Housing loans	188	30	234	41	193	43
General commerce	472	238	480	177	381	187
Transportation, storage & communications	264	97	246	39	24	6
Financial institutions, investment & holding companies	1,738	621	1,200	369	145	66
Professionals & private individuals (except housing loans)	234	113	265	138	223	129
Others	156	98	207	151	176	108
Total non-performing loans	3,876	1,605	3,419	1,288	1,958	920
Debt securities	160	106	208	131	277	236
Contingent liabilities & others	183	97	196	102	157	52
Total non-performing assets	4,219	1,808	3,823	1,521	2,392	1,208

By loan classification ($m)	31 Dec 2009		30 Sept 2009		31 Dec 2008	
	NPA	SP	NPA	SP	NPA	SP
Non-performing assets						
Substandard	2,155	195	2,476	356	1,328	213
Doubtful	1,431	977	830	648	800	730
Loss	633	636	517	517	264	265
Total	4,219	1,808	3,823	1,521	2,392	1,208
Restructured assets						
Substandard	389	51	440	62	213	46
Doubtful	90	73	68	54	57	49
Loss	54	54	44	44	49	46
Total	533	178	552	160	319	141

By collateral type ($m)	31 Dec 2009	30 Sept 2009	31 Dec 2008
	NPA	NPA	NPA
Unsecured non-performing assets	3,233	2,683	1,554
Secured non-performing assets by collateral type			
Properties	540	629	556
Shares and debentures	124	149	43
Fixed deposits	22	13	16
Others	300	349	223
Total	4,219	3,823	2,392

By period overdue

($m)	31 Dec 2009 NPA	30 Sept 2009 NPA	31 Dec 2008 NPA
Not overdue	1,802	1,313	857
<90 days overdue	358	648	463
91-180 days overdue	113	655	326
>180 days overdue	1,946	1,207	746
Total	4,219	3,823	2,392

Non-performing loans rose 13% from the previous quarter to $3.88 billion or 2.9% of the loan portfolio. The increase was largely accounted for by corporate NPLs in Rest of the World. NPLs in other markets declined from the previous quarter.

Forty-three percent of non-performing assets were still current in interest principal, compared to 34% in the previous quarter.

Allowance coverage was 83% of non-performing assets and was 108% if collateral was considered.

FUNDING SOURCES

($m)	31 Dec 2009	30 Sept 2009	31 Dec 2008
Customer deposits [1/]	183,432	180,185	169,858
Interbank liabilities [2/]	9,320	9,138	9,571
Other borrowings and liabilities [2/]	40,519	44,973	57,470
Shareholders' funds	25,373	25,174	19,819
Total	258,644	259,470	256,718

Notes:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet
2/ Includes liabilities classified as financial liabilities at fair value through profit or loss on the balance sheet

CUSTOMER DEPOSITS [1]

($m)	31 Dec 2009	30 Sept 2009	31 Dec 2008
By currency and product			
Singapore dollar	103,842	99,475	93,957
Fixed deposits	20,617	18,358	20,645
Savings accounts	69,160	67,186	62,068
Current accounts	12,697	12,794	10,359
Others	1,368	1,137	885
Hong Kong dollar	23,625	25,047	23,536
Fixed deposits	12,285	13,084	15,721
Savings accounts	7,932	8,001	5,030
Current accounts	3,254	3,609	2,211
Others	154	353	574
US dollar	29,018	30,523	28,247
Fixed deposits	14,912	17,371	19,365
Savings accounts	3,468	3,484	2,040
Current accounts	8,846	8,231	5,982
Others	1,792	1,437	860
Others	26,947	25,140	24,118
Fixed deposits	20,441	19,438	20,043
Savings accounts	2,191	1,882	1,231
Current accounts	2,908	2,369	2,178
Others	1,407	1,451	666
Total	183,432	180,185	169,858
Fixed deposits	68,255	68,251	75,774
Savings accounts	82,751	80,553	70,369
Current accounts	27,705	27,003	20,730
Others	4,721	4,378	2,985

Note:
1/ Includes customer deposits classified as financial liabilities at fair value through profit or loss on the balance sheet

Customer deposits rose 2% from the previous quarter to $183.4 billion due to Singapore-dollar deposit growth.

The overall deposit mix improved further during the quarter as the proportion of savings and current accounts increased.

OTHER BORROWINGS & LIABILITIES

($m)	31 Dec 2009	30 Sept 2009	31 Dec 2008
Subordinated term debts [1]	7,702	7,790	9,085
Other debt securities in issue			
Due within 1 year	44	102	263
Due after 1 year	369	506	375
Comprising:			
Secured [2]	75	108	333
Unsecured	338	500	305
Others	32,404	36,575	47,747
Total	40,519	44,973	57,470

Notes:
1/ All subordinated term debts issued are unsecured
2/ These are mainly secured by properties and securities

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk (VaR) measure as one mechanism for monitoring and controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the Group for the period from 1 January 2009 to 31 December 2009. The Group's trading book VaR methodology is based on Historical Simulation VaR.

		1 January 2009 to 31 December 2009		
($m)	As at 31 December 2009	Average	High	Low
Total	22	33	52	21

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from 1 January 2009 to 31 December 2009.


DBSH Group VaR for Trading Book
No. of Days
20
18
16
14
12
10
8
6
4
2
0
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
>40-41
>41-42
>42-43
>43-44
>44-45
>45-46
>46-47
VaR (S$ million)

Note:
With effect from 1 Jun 2009, the number of historical scenarios used for the VaR calculation was revised from 500 days to 250 days


Daily Distribution of Group Trading Income
(1 Jan 2009 to 31 Dec 2009)
No. of days
35
30
25
20
15
10
5
0
>(44)-(42)
>(40)-(38)
>(36)-(34)
>(32)-(30)
>(28)-(26)
>(24)-(22)
>(20)-(18)
>(16)-(14)
>(12)-(10)
>(8)-(6)
>(4)-(2)
>0-2
>4-6
>8-10
>12-14
>16-18
>20-22
>24-26
>28-30
>32-34
>36-38
>40-42
>44-46
>48-50
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	31 Dec 2009	30 Sept 2009	31 Dec 2008
Tier 1			
Share capital	8,435	8,432	4,215
Disclosed reserves and others	20,928	20,761	20,180
Less: Tier 1 Deductions	(6,098)	(6,053)	(6,022)
Eligible Tier 1	23,265	23,140	18,373
Tier 2			
Loan allowances admitted as Tier 2	434	623	656
Subordinated debts	5,970	6,025	6,571
Revaluation surplus from equity securities	87	65	27
Less: Tier 2 Deductions	(128)	(124)	(106)
Total eligible capital	29,628	29,729	25,521
Risk-weighted assets	177,222	185,222	182,685
Capital adequacy ratio (%)			
Tier 1 ratio	13.1	12.5	10.1
Tier 2 ratio	3.6	3.6	3.9
Total (Tier 1 & 2) ratio	16.7	16.1	14.0

The Group's capital adequacy ratio increased from 16.1% in the previous quarter to 16.7% due primarily to a decline in risk-weighted assets.

UNREALISED VALUATION SURPLUS/(LOSSES)

($m)	31 Dec 2009	30 Sept 2009	31 Dec 2008
Properties	511	561	532
Financial investments	106	85	(246)
Total	617	646	286

The amount of unrealised valuation surplus decreased from $646 million in the previous quarter to $617 million mainly due to lower property valuation.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Audited Consolidated Income Statement

In $ millions	4th Qtr 2009[1/]	4th Qtr 2008[1/]	+/(-) %	3rd Qtr 2009[1/]	+/(-) %	Year 2009	Year 2008	+/(-) %
Income								
Interest income	**1,437**	2,016	(29)	1,479	(3)	**6,114**	8,122	(25)
Interest expense	**310**	901	(66)	339	(9)	**1,659**	3,821	(57)
Net interest income	**1,127**	1,115	1	1,140	(1)	**4,455**	4,301	4
Net fee and commission income	**358**	263	36	361	(1)	**1,394**	1,274	9
Net trading income/(loss)	**179**	144	24	83	>100	**700**	(187)	NM
Net (loss)/income from financial instruments designated at fair value	**(124)**	(169)	27	(27)	(>100)	**(267)**	210	NM
Net income from financial investments	**3**	104	(97)	7	(57)	**254**	367	(31)
Other income	**29**	18	61	13	>100	**67**	88	(24)
Total income	**1,572**	1,475	7	1,577	-	**6,603**	6,053	9
Expenses								
Employee benefits	**313**	391	(20)	322	(3)	**1,292**	1,301	(1)
Depreciation of properties and other fixed assets	**48**	36	33	64	(25)	**195**	149	31
Other expenses	**339**	307	10	249	36	**1,117**	1,205	(7)
Allowances for credit and other losses	**384**	316	22	265	45	**1,552**	888	75
Total expenses	**1,084**	1,050	3	900	20	**4,156**	3,543	17
Profit	**488**	425	15	677	(28)	**2,447**	2,510	(3)
Share of profits of associates	**6**	10	(40)	27	(78)	**66**	75	(12)
Profit before tax	**494**	435	14	704	(30)	**2,513**	2,585	(3)
Income tax expense	**(47)**	77	NM	113	NM	**285**	446	(36)
Net profit	**541**	358	51	591	(8)	**2,228**	2,139	4
Attributable to:								
Shareholders	**493**	295	67	563	(12)	**2,041**	1,929	6
Minority interests	**48**	63	(24)	28	71	**187**	210	(11)
	541	358	51	591	(8)	**2,228**	2,139	4

Note:
1/ Unaudited

Audited Consolidated Statement of Comprehensive Income

In $ millions	4th Qtr 2009	4th Qtr 2008	+/(-) %	3rd Qtr 2009	+/(-) %	Year 2009	Year 2008	+/(-) %
Net profit	**541**	358	51	591	(8)	**2,228**	2,139	4
Other comprehensive income:								
Foreign currency translation differences for foreign operations	**(4)**	(47)	91	(18)	78	**31**	(58)	NM
Share of other comprehensive income of associates	**2**	(16)	NM	1	100	**18**	(40)	NM
Available-for-sale financial assets								
Net valuation taken to equity	**32**	(225)	NM	540	(94)	**932**	(1,217)	NM
Transferred to income statement due to impairment	**-**	5	NM	-	-	**-**	21	NM
Transferred to income statement on sale	**(31)**	(95)	67	(29)	(7)	**(312)**	(349)	11
Tax on items taken directly to or transferred from equity	**(15)**	83	NM	(55)	73	**(100)**	256	NM
Other comprehensive income, net of tax	**(16)**	(295)	95	439	NM	**569**	(1,387)	NM
Total comprehensive income	**525**	63	>100	1,030	(49)	**2,797**	752	>100
Attributable to:								
Shareholders	**490**	(10)	NM	1,029	(52)	**2,616**	549	>100
Minority interests	**35**	73	(52)	1	>100	**181**	203	(11)
	525	63	>100	1,030	(49)	**2,797**	752	>100

Audited Balance Sheets

In $ millions	GROUP 31 Dec 2009	GROUP 30 Sept 2009 [1]	GROUP 31 Dec 2008	COMPANY 31 Dec 2009	COMPANY 30 Sep 2009 [1]	COMPANY 31 Dec 2008
ASSETS						
Cash and balances with central banks	**22,515**	12,703	15,790			
Singapore Government securities and treasury bills	**15,960**	15,072	14,797			
Due from banks	**22,203**	31,524	20,467			
Financial assets at fair value though profit or loss [2]	**11,257**	12,283	9,401			
Positive fair values for financial derivatives	**16,015**	17,761	32,328			
Loans and advances to customers	**129,973**	127,703	125,841			
Financial investments	**25,731**	25,884	22,782			
Securities pledged	**784**	876	997			
Subsidiaries	**-**	-	-	**9,698**	9,993	6,745
Investments in associates	**672**	653	604			
Goodwill on consolidation	**5,847**	5,847	5,847			
Properties and other fixed assets	**1,134**	1,179	1,311			
Investment properties	**398**	377	293			
Deferred tax assets	**144**	129	171			
Other assets	**6,011**	7,479	6,089	**93**	98	154
TOTAL ASSETS	**258,644**	259,470	256,718	**9,791**	10,091	6,899
LIABILITIES						
Due to banks	**9,108**	8,665	9,021			
Due to non-bank customers	**178,448**	174,683	163,359			
Financial liabilities at fair value through profit or loss [3]	**9,217**	10,917	11,282			
Negative fair values for financial derivatives	**16,406**	18,118	31,918			
Bills payable	**501**	774	714			
Current tax liabilities	**807**	912	779			
Deferred tax liabilities	**54**	56	45			
Other liabilities	**6,489**	7,605	5,874	**5**	4	5
Other debt securities in issue	**413**	608	638			
Subordinated term debts	**7,702**	7,790	9,085			
TOTAL LIABILITIES	**229,145**	230,128	232,715	**5**	4	5
NET ASSETS	**29,499**	29,342	24,003	**9,786**	10,087	6,894
EQUITY						
Share capital	**8,435**	8,433	4,215	**8,435**	8,433	4,215
Treasury shares	**(114)**	(120)	(154)	**-**	-	-
Other reserves	**6,879**	6,863	6,322	**71**	52	89
Revenue reserves	**10,173**	9,998	9,436	**1,280**	1,602	2,590
SHAREHOLDERS' FUNDS	**25,373**	25,174	19,819	**9,786**	10,087	6,894
Minority interests	**4,126**	4,168	4,184			
TOTAL EQUITY	**29,499**	29,342	24,003	**9,786**	10,087	6,894
OFF BALANCE SHEET ITEMS						
Contingent liabilities and commitments	**98,207**	96,850	92,656			
Financial derivatives	**1,396,855**	1,415,223	1,704,717			
OTHER INFORMATION						
Net asset value per ordinary share ($)						
(i) Based on existing ordinary share capital				4.18	4.31	4.48
(ii) Assuming conversion of outstanding preference shares to ordinary shares				4.11	4.23	4.34

Notes:
1/ Unaudited
2/ Includes customer loans, interbank assets, other government securities and treasury bills, corporate debt securities and equity securities
3/ Includes customer deposits, interbank liabilities, other debt securities in issue and other financial liabilities

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Audited Consolidated Statement of Changes in Equity

GROUP

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total	Minority interests	Total equity
Balance at 1 January 2009	4,149	66	(154)	6,322	9,436	19,819	4,184	24,003
Exercise of share options	11					11		11
Reclassification of reserves upon exercise of share options	1			(1)		-		-
Cost of share-based payments				44		44		44
Draw-down of reserves upon vesting of performance shares			61	(61)		-		-
Purchase of Treasury shares			(21)			(21)		(21)
Issue of shares	4,029	181				4,210		4,210
Share issues expenses	(2)					(2)		(2)
Final dividends paid for previous year					(319)	(319)		(319)
Interim dividends paid for current year					(985)	(985)		(985)
Dividends paid to minority interests						-	(239)	(239)
Total comprehensive income				575	2,041	2,616	181	2,797
Balance at 31 December 2009	**8,188**	**247**	**(114)**	**6,879**	**10,173**	**25,373**	**4,126**	**29,499**
Balance at 1 January 2008	4,098	66	(102)	7,680	8,739	20,481	2,677	23,158
Exercise of share options	45					45		45
Reclassification of reserves upon exercise of share options	6			(6)		-		-
Cost of share-based payments				28		28		28
Share buyback during the period			(52)			(52)		(52)
Final dividends paid for previous year					(302)	(302)		(302)
Interim dividends paid for current year					(930)	(930)		(930)
Dividends paid to minority interests							(197)	(197)
Change in minority interests							1,501	1,501
Total comprehensive income				(1,380)	1,929	549	203	752
Balance at 31 December 2008	4,149	66	(154)	6,322	9,436	19,819	4,184	24,003

Audited Statement of Changes in Equity

COMPANY

In $ millions	Ordinary shares	Convertible preference shares	Treasury shares	Other reserves	Revenue reserves	Total equity
Balance at 1 January 2009	4,149	66	-	89	2,590	6,894
Exercise of share options	11					11
Reclassification of reserves upon exercise of share options	1			(1)		-
Cost of share-based payments				44		44
Draw-down of reserves upon vesting of performance shares				(61)		(61)
Issue of shares	4,029	181				4,210
Share issues expenses	(2)					(2)
Final dividends paid for previous year					(319)	(319)
Interim dividends paid for current year					(989)	(989)
Total comprehensive income					(2)	(2)
Balance at 31 December 2009	8,188	247	-	71	1,280	9,786
Balance at 1 January 2008	4,098	66	(27)	37	2,567	6,741
Exercise of share options	45					45
Reclassification of reserves upon exercise of share options	6			(6)		-
Cost of share-based payments				58		58
Transfer of treasury shares			27			27
Final dividends paid for previous year					(304)	(304)
Interim dividends paid for current year					(930)	(930)
Total comprehensive income					1,257	1,257
Balance at 31 December 2008	4,149	66	-	89	2,590	6,894

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Audited Consolidated Cash Flow Statement

In $ millions	Year 2009	Year 2008
Cash flows from operating activities		
Net profit for the year	**2,228**	2,139
Adjustments for non-cash items:		
Allowances for credit and other losses	**1,552**	888
Depreciation of properties and other fixed assets	**195**	149
Share of profits of associates	**(66)**	(75)
Net gain on disposal of properties and other fixed assets	**(13)**	(27)
Net gain on disposal of financial investments	**(254)**	(367)
Income tax expense	**285**	446
Profit before changes in operating assets & liabilities	**3,927**	3,153
Increase/(Decrease) in:		
Due to banks	**87**	(7,855)
Due to non-bank customers	**15,089**	15,480
Financial liabilities at fair value through profit or loss	**(2,065)**	(6,960)
Other liabilities including bills payable	**(15,960)**	16,762
Debt securities and borrowings	**307**	(530)
(Increase)/Decrease in:		
Change in restricted balances with central banks	**(122)**	(501)
Singapore Government securities and treasury bills	**(1,163)**	636
Due from banks	**(1,749)**	2,600
Financial assets at fair value through profit or loss	**(1,856)**	10,147
Loans and advances to customers	**(5,579)**	(17,980)
Financial investments	**(2,746)**	(3,349)
Other assets	**17,241**	(16,499)
Tax paid	**(321)**	(566)
Net cash generated from / (used in) operating activities (1)	**5,090**	(5,462)
Cash flows from investing activities		
Dividends from associates	**41**	53
Purchase of properties and other fixed assets	**(179)**	(178)
Proceeds from disposal of properties and other fixed assets	**57**	128
Net proceeds from acquisition of new business	**-**	2,171
Net cash (used in) / generated from investing activities (2)	**(81)**	2,174
Cash flows from financing activities		
Increase in share capital and share premium	**4,220**	45
Proceeds from issuance of subordinated term debts	**-**	1,500
Payment upon maturity of subordinated term debts	**(1,099)**	-
Purchase of treasury shares	**(21)**	(52)
Dividends paid to shareholders of the Company	**(1,304)**	(1,232)
Dividends paid to minority interests	**(239)**	(197)
Net cash provided by financing activities (3)	**1,557**	64
Exchange translation adjustments (4)	**37**	(51)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**6,603**	(3,275)
Cash and cash equivalents at 1 January	**12,678**	15,953
Cash and cash equivalents at 31 December	**19,281**	12,678

Additional Information

ISSUANCE OF ORDINARY SHARES

(a) The movement in the number of issued and fully paid-up ordinary shares for the fourth quarter ended 31 December 2009 is as follows:

At 1 January 2009	1,520,960,458
Issue of rights shares	760,480,229
Exercise of share options pursuant to the DBSH Share Option Plan	1,011,601
At 31 December 2009	2,282,452,288
Weighted average number of shares for year 2009	
- ordinary shares	2,221,386,497
- fully diluted	2,319,202,503

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares (CPS) and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

On 30 January 2009, the Group issued 760,480,229 rights shares on the basis of one rights share for every two ordinary shares held on 31 December 2008.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	31 Dec 2009	30 Sept 2009	31 Dec 2008
Conversion of non-voting CPS	180,654	180,654	120,436
Conversion of non-voting redeemable CPS	99,713,061	99,713,061	66,475,374
Exercise of share options	14,898,637	15,143,755	14,373,192

(c) The movement in the number of treasury shares for the year ended 31 December 2009 is as follows:

At 1 January 2009	8,112,401
Purchase of treasury shares	3,871,658
Vesting of performance shares	(4,199,605)
At 31 December 2009	7,784,454

ADOPTION OF NEW OR REVISED FRS AND INT FRS

FRS 1: Presentation of Financial Statements
The amended FRS 1 separates owner and non-owner changes in equity and introduces the statement of comprehensive income. The statement of comprehensive income presents all items of income and expense recognised in profit or loss, together with all other items of unrecognised income and expense, such as available-for-sale revaluation reserves, capital reserves, etc. The adoption of the revised FRS 1 creates additional disclosure requirements for the Group's financial statements.

FRS 27: Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
The standard removes the requirement to differentiate pre-acquisition from post-acquisition profits. Dividends received will be treated as revenue. The changes introduced are to be applied prospectively and will affect how dividends received in the future are accounted for.

FRS 107: Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
The amendments to FRS 107 are intended to enhance disclosures on fair value measurement and liquidity risk. The adoption of the revised FRS 107 creates additional disclosure requirements for the Group's financial statements.

FRS 108: Operating Segments
FRS 108 replaces a current accounting standard, FRS 14 – Segment Reporting. FRS 108 introduces the management approach to segment reporting and a single set of operating segments will replace the primary and secondary segments. Information reviewed by the chief operating decision-maker will determine the segments, the measure of segment performance and disclosures. The adoption of FRS 108 creates additional disclosure requirements for the Group's financial statements.

The adoption of all the other new or revised FRS and INT FRS highlighted on page 2 does not have a material effect for the Group.

DISCLOSURE ON CERTAIN FINANCIAL INSTRUMENTS

At the request of the G7 Finance Ministers and Central Bank Governors, the Financial Stability Forum issued a report in April 2008 on enhancing market and institutional resilience. Among its recommendations, it encouraged enhanced disclosure of certain financial instruments. The following disclosures are made in keeping with these developments.

COLLATERALISED DEBT/LOAN OBLIGATIONS (CDO)

Type of CDO	31 Dec 2009		30 Sept 2009		31 Dec 2008	
($m)	Exposure	Allowance	Exposure	Allowance	Exposure	Allowance
Investment Portfolio	**195**	**137**	**859**	**399**	**1,056**	**459**
ABS CDO	150	137	152	137	264	246
Non-ABS CDO	45	-	707	262	792	213
CLO	*31*	-	*679*	*242*	*691*	*193*
Other CDOs	*14*	-	*28*	*20*	*101*	*20*
Trading Book	**91**	**-**	**91**	**-**	**206**	**-**
Total	286	137	950	399	1,262	459

Moody's Ratings

Type of CDO	Aaa	Aa	A	Baa	Ba to B	Caa to C	Not Rated by Moody's (rated by the other)	Total
Investment Portfolio								
ABS CDO	-	-	-	-	-	56%	22%	78%
Non-ABS CDO	-	-	15%	7%	-	-	-	22%
CLO	-	-	*15%*	-	-	-	-	*15%*
Other CDOs	-	-	-	*7%*	-	-	-	*7%*
Total	-	-	15%	7%	-	56%	22%	100%

Standard & Poor's Ratings

Type of CDO	AAA	AA	A	BBB	BB to B	CCC to CC	Not Rated by S&P (rated by the other)	Total
Investment Portfolio								
ABS CDO	-	-	28%	-	5%	34%	11%	78%
Non-ABS CDO	-	-	15%	-	-	-	7%	22%
CLO	-	-	*15%*	-	-	-	-	*15%*
Other CDOs	-	-	-	-	-	-	*7%*	*7%*
Total	-	-	43%	-	5%	34%	18%	100%

The CDO investment portfolio fell from $859 million in the previous quarter to $195 million due to disposals. Of this amount, $150 million were asset-backed (ABS) CDOs and $45 million were non-ABS CDOs. There was no change to the trading portfolio, which remained at $91 million.

The ABS CDOs have mortgage-backed securities (such as US sub-prime mortgages, Alt-A mortgages and ABS CDO tranches) as one of their asset classes, the percentage of which differs among the CDOs. By vintage, 47% of these CDOs were issued in 2004 or earlier and 53% in 2005. These ABS CDOs have been at least 90% covered by allowances since fourth quarter 2007.

The bulk of the non-ABS CDO investment portfolio was disposed of during the quarter and the allowances that had been set aside for the portfolio were more than sufficient to offset the loss on sale of the portfolio.

OTHER US SUB-PRIME AND ALT-A EXPOSURE

The Group does not have direct exposure to US sub-prime mortgages and Alt-A mortgages other than through its ABS CDOs as disclosed above.

COMMERCIAL MORTGAGE-BACKED SECURITIES

The Group had $64 million of investments in commercial mortgage-backed securities, representing less than 0.1% of the Group's total assets. By geography, 73% were in Singapore and 27% were in Hong Kong. By industry, retail accounted for 27% of the portfolio and commercial-cum-retail 73%. All the securities are rated A or above by Moody's or Standard & Poor's or both, with 86% rated AA or higher.

LEVERAGED FINANCE

Leveraged finance is defined in this disclosure as acquisition financing sponsored by funds (private equity or investment) and supported by leverage. The Group's exposure to such loans, amounting to $487 million, represented 0.2% of its total assets. Of the exposure, 4% was in Singapore, 43% in Rest of Greater China, 37% in South and South-East Asia, and the remaining 16% in other parts of Asia. By industry, they were primarily in finance, media, information technology services and manufacturing.

SPECIAL PURPOSE ENTITIES (SPE)

The list of material operating SPEs is summarised in the following table, all of which are involved in the issuance or distribution of structured investment products. None of the SPEs has any liquidity facility with the Group.

SPE Description	Collateral	Risk Factors
Constellation Investment Ltd (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of structured equity/credit-linked notes to clients • SPE size: $0.4 billion • Group's role: Arranger, Market Agent, Calculation Agent, Custodian for assets held as collateral, Swap Counterparty	Cash deposits, Hong Kong government securities, structured notes from Zenesis SPC (collateral rated A+ to BB- by Fitch or S&P)	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference
Zenesis SPC (incorporated in Cayman Islands) • 100% consolidated under INT FRS12 Consolidation-SPE • SPE activity: Issuance of rated credit-linked notes to Constellation Investment Ltd and rated/unrated notes to other clients • SPE size: $0.4 billion • Group's role: Calculation Agent, Substitution Agent, Swap Counterparty	Cash deposits, Corporate bond (rated A- by S&P), FSA-guaranteed bonds	Investment product risk is borne by clients. Should the structured notes be redeemed early and the unwind cost of the structure be larger than the early redemption value of the collateral, the Group may have to bear the difference

CONFIRMATION BY THE BOARD

We, Koh Boon Hwee and Piyush Gupta, being two directors of DBS Group Holdings Ltd (the Company), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the Fourth Quarter ended 31 December 2009 Unaudited Financial Results of the Company and of the Year 2009 Audited Financial Results of the Company and of the Group to be false or misleading in any material aspect.

On behalf of the board of directors





Koh Boon Hwee
Chairman

Piyush Gupta
Chief Executive Officer

3 February 2010
Singapore

TO THE MEMBERS OF DBS GROUP HOLDINGS LTD (INCORPORATED IN SINGAPORE)

We have audited the accompanying financial statements of DBS Group Holdings Ltd (the Company) and its subsidiaries (the Group) set out on pages 1 to 65, which comprise the balance sheets of the Company and of the Group as at 31 December 2009, and the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement of the Group for the financial year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act (Cap. 50) (the Act) and Singapore Financial Reporting Standards. This responsibility includes:

(a) devising and maintaining a system of internal accounting control sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair profit and loss accounts and balance sheets and to maintain accountability of assets;
(b) selecting and applying appropriate accounting policies; and
(c) making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion,

(a) the consolidated financial statements of the Group and the balance sheet of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards, including the modification of the requirements of FRS 39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning by Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore, so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and the results, changes in equity and cash flows of the Group for the financial year ended on that date; and

(b) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditor, have been properly kept in accordance with the provisions of the Act.



PricewaterhouseCoopers LLP
Public Accountants and Certified Public Accountants
3 February 2010

News Release

DBS

Ref No. 05/2010

DBS FOURTH-QUARTER EARNINGS RISE 29% TO SGD 493 MILLION, BRINGING 2009 FULL-YEAR NET EARNINGS TO SGD 2.06 BILLION

* * *

Full-year results underpinned by broad-based revenue growth, higher business volumes and cost discipline

SINGAPORE, 5 February 2010 - DBS Group Holdings recorded net earnings of SGD 2.06 billion for 2009, unchanged from the previous year.

Profit before allowances rose 17% to a record SGD 4.00 billion as revenues reached a new high. Revenue growth was broad-based, underpinned by higher business volumes across consumer and corporate banking segments as DBS stood by customers in a fragile economic environment. Expenses were stable from the previous year.

The Group strengthened its balance sheet during the year and was well-positioned for the economic upturn. The capital base was boosted by a SGD 4.0 billion equity rights issue that was completed at the start of the year, raising the tier-1 capital ratio to 13.1%. Liquidity remained strong throughout the year as customer deposits grew by a healthy 8%.

Net interest income grew 4% to a record SGD 4.46 billion. DBS continued to support customers' financing requirements throughout the year. Backed by a strong

DBS Group Holdings Ltd
6 Shenton Way, DBS Building
Singapore 068809

Tel: 65.6878 8888
www.dbs.com

06-18-025 (08/2005)
Co. Reg. No: 199901152M

balance sheet, DBS stepped up efforts to grow loans in its core markets. DBS's share of Singapore-dollar loans grew for a second consecutive year to 20% while its share of loans in Hong Kong rose to 5.6%. Net interest margin was resilient at 2.02% as improved credit spreads and asset-liability management offset pressure from record low interest rates.

Non-interest income rose 24% to SGD 2.15 billion. Net fee income grew 9% to SGD 1.39 billion as higher investment banking, loan-related and trade finance fees more than offset weaker contributions from wealth management and fund management. Net trading income recovered to SGD 433 million from SGD 23 million in 2008, benefiting from improved trading conditions.

Expenses remained stable at SGD 2.60 billion as DBS held a tight rein on expenses in the face of a challenging environment.

DBS maintained a prudent approach to recognising non-performing assets. Of the assets classified as non-performing, 43% were still current in interest and principal. On this prudent basis, the non-performing loan (NPL) rate rose to 2.9%. The increase in NPLs was largely due to borrowers outside Asia, which contributed to a doubling of allowances to SGD 1.53 billion for the year. Cumulative allowances stood at 83% of non-performing assets and at 108% if collateral was considered.

The full-year results included fourth-quarter earnings of SGD 493 million, which were 29% above a year ago. Revenues rose 7% from a year ago on higher loan volumes and fee income, while expenses were little changed. Allowances of SGD 384 million were set aside for NPLs. There was also a net tax write-back of SGD 47 million arising from resolution of prior years' tax position.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No 199901152M

Loan growth during the quarter was led by housing loans in Singapore and Hong Kong. Overall housing loans rose 7% during the quarter, bringing full-year growth to 13%. As in earlier quarters, non-interest income benefited from a recovery in a wide range of capital market and economic activities as fee income grew 36% from a year ago.

DBS also took the opportunity of better market conditions to divest most of its non-ABS CDO investments in the fourth quarter at prices higher than their carrying values. The remaining SGD 45 million of non-ABS CDO investments are scheduled to mature by 2011 while SGD 150 million of ABS CDO investments have adequate allowance coverage exceeding 90%.

DBS CEO Piyush Gupta said, "2009 was a tough year by any measure and the team has done well. We were able to take advantage of the global financial shakeup to gain market share in areas such as equity and debt fund raising, lending and trade finance. We grew deposits and a healthy pipeline of mortgages in Singapore, Hong Kong and Taiwan.

"We are also making progress in our growth markets. Our India franchise has grown rapidly, resulting in a doubling of revenues in India since 2007. In Taiwan, we have delivered a profit a year ahead of schedule. We have grown our customer base in China by over four times since incorporation in 2007 and the expansion of our China network continues. We have also strengthened our franchise in Indonesia, growing to 40 branches in 11 cities.

"The strong operating results are a testimony to the deepening relationships that DBS has with its key clients. We will continue to stand by and work closely with our customers, leveraging our expanding network to intermediate burgeoning intra-Asia trade and investment flows, as well as the growing regional connectivity."

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co.Reg.No 199901152M

News Release



The Board proposed a final dividend of 14 Singapore cents per share for approval by shareholders at the forthcoming annual general meeting. This will bring the full-year payout to 56 cents per share. The DBS Scrip Dividend Scheme will be applicable to the final dividend. New shares will be issued, to shareholders who elect to receive the final dividend in scrip, at a price which is at a 5% discount to the average of the last dealt price for DBS shares on each of 20, 21 and 24 May 2010.

About DBS

DBS - Living, Breathing Asia
DBS is the largest bank in Singapore, a leading bank in Hong Kong and is one of the largest financial services groups in Asia. Headquartered in Singapore, DBS has operations in 16 markets and is a well-capitalised bank with "AA-" and "Aa1" credit ratings, one of the highest in the Asia Pacific region.

As a bank that specialises in Asia, DBS leverages its insights, deep understanding of the region and appreciation of local cultures to serve and build lasting relationships with its clients. DBS provides a full range of services in corporate, SME, consumer and wholesale banking activities across Asia and the Middle East. DBS will leverage its growing presence in China, Hong Kong and Taiwan to intermediate the increasing trade and investment flows in the Greater China region. The bank is also focused on extending its footprint and facilitating capital flows in fast-growing Indonesia and India.

DBS acknowledges the passion, commitment and can-do spirit in each of its 14,000 staff, representing over 30 nationalities. For more information, please visit www.dbs.com.

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For more information, contact:

Karen Ngui
Group Strategic Marketing & Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472